                               May 24, 2011

VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 4631
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the request of Invesco Ltd. (the “Company”) for an extension until July 1, 2011 of the deadline for our response to your comment letter, dated May 17, 2011, relating to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2011, and the Form 10-Q of the Company for the period ended March 31, 2011, filed with the Commission on April 29, 2011.

The Company would like to respond to the Commission’s comment letter by July 1, 2011. We believe that this additional time is needed to internally discuss and agree upon the Company’s disclosures that will be included in the Form 10-Q for the period ended June 30, 2011.  You have requested that we include the form of our proposed future disclosure in our response letter.

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr
Chief Financial Officer

cc:           Ernst & Young LLP